UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No.11)*


                              Datron Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   238173 10 8
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has file no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238173 10 8                 13G                      Page 2 of 5 Pages



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   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SHUFRO, ROSE & EHRMAN LLC     13-5390713


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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]


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   3.  SEC USE ONLY




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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       A LLC ORGANIZED UNDER THE LAWS OF THE STATE OF NEW YORK


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   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            17,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             NONE
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             148,500
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       NONE
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   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       148,500

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  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

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  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.08

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  12.  TYPE OF REPORTING PERSON*

       BD & IA


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934
                               (Amendment No. 11)


Check the following box if a fee is being paid with this statement:          [ ]

Item 1(a).   Name of Issuer:

             Datron Systems, Inc.

Item 1(b).   Address of issuer's principal executive offices:

             304 Enterprise Street
             Escondido, CA 92029


Item 2(a).   Name of Person Filing: SHUFRO, ROSE & EHRMAN LLC


Item 2(b).   Address of principal business office:

             745 Fifth Avenue, New York, NY  10151

Item 2(c). Citizenship: Limited Liability Corporation formed under the laws of the State of New York.

Item 2(d).   Title of class of securities:

             Common

Item 2(e).   CUSIP NO.: 238173 10 8


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)   [X]   Broker or Dealer  registered under Section  15 of  the
                   Act,

Item 3. If this statement is filed pursuant to Rules 13d-1(b), of 13d-2(b), check whether the person filing is a:

(a)          [X]   Broker or dealer registered under section 15 of the
       Act.

(e) [X] Investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

(b), (c), (d), (f), (g): Not applicable

Item 4. Ownership. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)         Amount beneficially owned:

            148,500

(b)         Percent of class:

            5.55

(c)         Number of shares as to which such person has:

(i)         Sole power to vote or to direct the vote

            17,000

(ii)        Shared power to vote or to direct to vote

            None

(iii)       Sole power to dispose or to direct the disposition of

            148,500

(iv)        Shared power to dispose or to direct the disposition of

            None

Item 5.     Ownership of 5 Percent or Less of a Class.

                                 Not applicable.

Item 6.     Ownership of More Than 5 Percent on Behalf of another person.

                                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                                 Not applicable.

Item 8.     Identification and Classification of Members of the Group.

                                 Not applicable.

Item 9.     Notice of Dissolution of Group.

                                 Not applicable.

Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of signing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Disclaimer


     The  undersigned  expressly  declares that the filing of this  Amendment to
Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SHUFRO, ROSE & EHRMAN LLC

                                   /s/ Steven J. Glass
                                   --------------------------
                                          Signature

Date: February 13, 1998

                                   By:  Steven J. Glass
                                   --------------------------
                                      (Managing Director)